SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

ORBITZ, INC.

(Name of Subject Company)

ORBITZ, INC.

(Name of Persons Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE

CLASS B COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

68556Y 10 0

(CUSIP Number of Class A Common Stock)

(No CUSIP for Class B Common Stock)

Jeffrey G. Katz

Chairman, President and Chief Executive Officer

Orbitz, Inc.

200 S. Wacker Drive, Suite 1900

Chicago, Illinois 60606

(312) 894-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Persons Filing Statement)

With copies to:

Gary R. Doernhoefer, Esq. Richard D. Buchband, Esq. Orbitz, Inc. 200 S. Wacker Drive, Suite 1900 Chicago, Illinois 60606 (312) 894-5000
Mark D. Gerstein, Esq. Christopher D. Lueking, Esq. Latham & Watkins LLP 233 S. Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700		Robert F. Wall, Esq. Winston & Strawn LLP 35 W. Wacker Drive Chicago, Illinois 60601 (312) 558-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as amended through the date hereof (the “Statement”), originally filed with the Securities and Exchange Commission on October 6, 2004, by Orbitz, Inc., a Delaware corporation (the “Company” or “Orbitz”), relating to the tender offers by Robertson Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Cendant Corporation (“Parent”), a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO dated October 6, 2004 pertaining to the Company’s Class A Common Stock, par value $.001 per share (the “Class A Common Stock”), filed by Parent, to purchase all of the shares of Class A Common Stock and the Company’s Class B Common Stock, par value $.001 per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Shares”), which are not currently owned by the Purchaser, at a purchase price of $27.50 per Share (such price, or any such higher price per Share as may be paid, the “Offer Price”), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 6, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, are referred to herein collectively as the “Offers”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Statement.

Item 8. Additional Information.

Item 8 of the Statement is hereby amended and supplemented as follows:

The Statement is hereby amended by adding the following paragraph after the ultimate paragraph of Item 8:

“The Offers expired at 12:00 midnight, New York City time, on Wednesday, November 10, 2004. Parent and Purchaser have been advised by Mellon Investor Services LLC, which is serving as the Depositary in connection with the Offers, that as of the expiration of the Offers on November 10, 2004, more than 90% of the Company’s issued and outstanding Class A Common Stock and all of the Company’s issued and outstanding Class B Common Stock had been validly tendered and not withdrawn pursuant to the Offers. The Purchaser has accepted for purchase and payment all Shares validly tendered and not withdrawn pursuant to the Offers. Parent completed the Merger through a short-form merger on November 12, 2004, in which all outstanding Shares not purchased by Purchaser in the Offers have been converted into the right to receive the Offer Price in cash, without interest.”

Item 9. Exhibits

Item 9 of the Statement is hereby amended and supplemented to add the following:

“(a)(5)(G) Press Release issued by the Parent, dated November 11, 2004.

(a)(5)(H) Press Release issued by the Parent, dated November 12, 2004.”

2

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ORBITZ, INC.

By:	/s/ JEFFREY G. KATZ
Name:	Jeffrey G. Katz
Title:	Chairman, President and Chief Executive Officer

Dated: November 12, 2004